AVRUPA MINERALS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2013

(UNAUDITED)

AVRUPA MINERALS LTD.

Contents

Page

Notice of No Auditor Review of Interim Financial Statements

Condensed Consolidated Interim Statements of Financial Position

Condensed Consolidated Interim Statements of Comprehensive Loss

Condensed Consolidated Interim Statements of Changes in Equity

Condensed Consolidated Interim Statements of Cash Flows

Notes to the Condensed Consolidated Interim Financial Statements

8 – 25

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392        2

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

410 – 325 Howe Street, Vancouver, BC V6C 1Z7 T: (604) 687-3520 F: (604) 688-3392        3

AVRUPA MINERALS LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (Presented in Canadian Dollars)

	Note	September 30, 2013	December 31, 2012
		(Unaudited)	(Audited)
Assets
Non-current assets
Bank guarantees	12	$ 216,456	$ 223,662
Property, plant and equipment	4	29,183	24,572
Exploration and evaluation assets	5	1,479,204	1,336,049
		1,724,843	1,584,283
Current assets
Other assets		-	1,884
Receivables		153,005	219,793
Prepaid expenses and advances		190,254	138,579
Restricted cash	5	290,308	290,975
Cash and cash equivalents		336,902	750,240
		970,469	1,401,471

Total assets		$ 2,695,312	$ 2,985,754

Equity
Share capital	6	$ 4,597,677	$ 4,512,522
Reserves	6	3,604,768	3,084,186
Deficit		(6,059,903)	(4,801,147)
		2,142,542	2,795,561
Non-controlling interest		-	(84,427)
		2,142,542	2,711,134
Liabilities
Current liabilities
Due to related parties	7	93,326	25,177
Accounts payable and accrued liabilities		169,136	249,443
Funds hold for optionees	5	290,308	-
		552,770	274,620

Total equity and liabilities		$ 2,695,312	$ 2,985,754

Events after the reporting period (Note 13)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on November 27, 2013. They are signed on the Company's behalf by:

/s/Paul W. Kuhn	/s/Mark T. Brown
Director	Director

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (Presented in Canadian Dollars) (Unaudited)

		Three months ended September 30		Nine months ended September 30
	Note	2013	2012	2013	2012

Mineral exploration expenses
Mineral exploration expenses	5	$ 779,683	$ 670,161	$ 2,411,950	$ 1,948,503
Advances from optionees	5	(697,391)	(609,780)	(1,754,163)	(1,842,789)
		(82,292)	(60,381)	(657,787)	(105,714)
General administrative expenses
Accounting and legal		63,201	35,011	152,006	118,025
Bank charges		1,077	2,708	6,258	6,982
Consulting		24,772	25,222	67,821	53,735
Depreciation		5,370	5,426	14,918	14,666
Insurance		2,887	6,966	7,737	14,379
Investor relations		32,801	47,459	116,874	110,175
Licenses, fees and taxes		891	482	6,052	607
Listing and filing fees		1,077	-	11,555	12,923
Office and administrative fees		4,912	11,368	22,234	43,595
Rent		25,687	14,336	59,960	46,503
Salaries		22,082	98,507	118,351	244,198
Share-based payment		-	-	-	224,212
Telephone		1,919	2,469	7,539	8,831
Transfer agent fees		1,654	791	5,845	6,191
Travel		4,211	26,015	20,509	55,051
		(192,541)	(276,760)	(617,659)	(960,073)
Other items
Foreign exchange gain/(loss)		(1,552)	(1,894)	(548)	337
Interest income		348	1,935	5,190	6,522
Other income		5	(4)	214	165
Property investigation cost		(70)	(4,117)	(166)	(7,983)
		(1,269)	(4,080)	4,690	(959)

Loss before non-controlling interest for the period		(276,102)	(341,221)	(1,270,756)	(1,066,746)

Non-controlling interest for the period		1,029	7,241	12,000	19,225

Net loss for the period		(275,073)	(333,980)	(1,258,756)	(1,047,521)
Exchange difference arising on the translation of foreign subsidiaries		(11,022)	(70,483)	(2,530)	(102,751)
Comprehensive loss for the period		$ (286,095)	$ (404,463)	$ (1,261,286)	$ 1,150,272
Basic and diluted loss per share	8	$ (0.01)	$ (0.02)	$ (0.04)	$ (0.05)

		29,104,862	16,103,571	28,744,120	19,139,935

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Presented in Canadian Dollars)

	Share capital			Reserves
	Number of shares	Amount		Warrants	Finder’s options	Equity settled employee benefits			Non-controlling interest	Total equity
			Share subscription				Exchange	Deficit

Balance as at December 31, 2011 (Audited)	16,103,571	$ 3,866,547	$ -	$ 855,299	$ 75,889	$ 251,984	$ (3,308)	$(3,272,093)	$(182,414)	$ 1,591,904
Share issues:
Shares issued for private placement	4,000,000	612,870	-	587,130	-	-	-	-	-	1,200,000
Shares subscription	-	-	807,750						-	807,750
Share issue costs	-	(120,953)	(9,048)	-	32,484	-	-	-	-	(97,517)
Share-based payment	-	-	-	-	-	224,212	-	-	-	224,212
Revaluation of extended warrants	-	(61,108)		61,108	-	-	-	-	-	-
Acquisition of Non-controlling interest	500,000	125,000	-	-	-	-	-	(190,966)	125,740	59,774
Non-controlling interest for the period	-	-	-	-	-	-	-	-	(19,225)	(19,225)
Comprehensive loss	-	-	-	-	-	-	(102,751)	(1,047,521)	-	(1,150,272)

Balance as at September 30, 2012 (Unaudited)	20,603,571	4,422,356	798,702	1,503,537	108,373	476,196	(106,059)	(4,510,580)	(75,899)	2,616,626
Share issues:
Shares issued for private placement	7,990,000	274,383	-	924,118	-	-	-	-	-	1,198,501
Shares subscription	-	-	(807,750)	-	-	-	-	-	-	(807,750)
Share issue costs	-	(140,530)	9,048	-	73,538	-	-	-	-	(57,944)
Share-based payment	-	-	-	-	-	(34,902)	-	-	-	(34,902)
Revaluation of extended warrants	-	(43,687)	-	43,687	-	-	-	-	-	-
Acquisition of non-controlling interest	-	-	-	-	-	-	-	-	65,339	65,339
Non-controlling interest for the period	-	-	-	-	-	-	-	-	(73,867)	(73,867)
Comprehensive loss	-	-	-	-	-	-	95,698	(290,567)	-	(194,869)

Balance as at December 31, 2012 (Audited)	28,593,571	4,512,522	-	2,471,342	181,911	441,294	(10,361)	(4,801,147)	(84,427)	2,711,134
Shares issued for private placement	6,000,000	90,207	-	509,793	-	-	-	-	-	600,000
Share issue costs	-	(52,302)	-	-	13,319	-	-	-	-	(38,983)
Acquisition of non-controlling interest	450,000	47,250	-	-	-	-	-	-	96,427	143,677
Non-controlling interest for the period	-	-	-	-	-	-	-	-	(12,000)	(12,000)
Comprehensive loss	-	-	-	-	-	-	(2,530)	(1,258,756)	-	(1,261,286)
Balance as at September 30, 2013 (Unaudited)	35,043,571	$ 4,597,677	$ -	$2,981,135	$195,230	$ 441,294	$(12,891)	$(6,059,903)	$ -	$ 2,142,542

See notes to the condensed consolidated interim financial statements

AVRUPA MINERALS LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Presented in Canadian Dollars) (Unaudited)

	Nine months ended September 30
	2013	2012

Cash flows from operating activities
Loss after tax for the period	$ (1,270,756)	$ (1,066,746)
Items not involving cash:
Depreciation	14,918	14,666
Share-based payment	-	224,212
Changes in non-cash working capital items:
Receivables	66,788	(179,805)
Bank guarantees	7,206	-
Prepaid expenses and advances	(51,675)	-
Other assets	1,884	(74,367)
Accounts payable and accrued liabilities	(80,307)	79
Due to related parties	68,149	279,402
Funds hold for optionees	290,308	32,074
Exchange difference arising on the translation of foreign subsidiaries	(3,023)	(95,178)

Net cash (used in) operating activities	(956,508)	(865,663)

Cash flows from investing activities
Purchase of property, plant and equipment	(18,514)	(25,807)
Acquisition of non-controlling interest	-	(150,000)
Net cash (used in) investing activities	(18,514)	(175,807)

Cash flows from financing activities
Proceeds from issuance of common shares	600,000	1,200,000
Proceeds from share subscription	-	807,750
Share issue costs	(38,983)	(97,517)

Net cash provided by financing activities	561,017	1,910,233

Change in cash and cash equivalents for the period	(414,005)	868,763
Cash and cash equivalents, beginning of the period	1,041,215	637,133
Cash and cash equivalents, end of the period	$ 627,210	$ 1,505,896

Cash and Cash equivalents comprised of:
Cash	$ 336,902	$ 848,363
Restricted Cash	290,308	-
	$ 627,210	$ 848,363
Supplementary information:
Interest received	$ 5,190	$ 6,522
Shares issued for acquisition of non-controlling interest	$ 47,250	$ 125,000

See notes to the condensed consolidated interim financial statements 7

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

1.

NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Avrupa Minerals Ltd. (the “Company”) was incorporated on January 23, 2008 under the Business Corporations Act of British Columbia and its registered office is Suite 2610 – 1066 West Hastings Street, Vancouver, BC, Canada, V6E 3X1. The Company changed its name on July 7, 2010 and began trading under the symbol “AVU” on the TSX Venture Exchange (the “Exchange”) on July 14, 2010. On September 20, 2012, the Company listed in Europe on the Frankfurt Stock Exchange under the trading symbol “8AM”. The Company is primarily engaged in the acquisition and exploration of mineral properties in Europe.

These condensed consolidated interim financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. There are material uncertainties that cast significant doubt about the appropriateness of the going concern assumption.

If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future. Failure to raise sufficient funds would result in the Company’s inability to make future required property payments, which would result in the loss of those property options.

These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate, and these adjustments could be material.

2.

BASIS OF PREPARATION

a)

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” (“IAS34”) using accounting policies consistent with the IFRS issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

b)

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except certain financial instruments which are measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

2.

BASIS OF PREPARATION (Continued)

(c)

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IAS 32 (Amended 2011) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statement for the year ended December 31, 2012.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended December 31, 2012. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the nine months period ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ending December 31, 2013.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

4. PROPERTY, PLANT AND EQUIPMENT

	Furniture and other equipment	Vehicles	Other assets	Total
Cost
As at January 1, 2012	$ 28,469	$ 138,171	$ 1,223	$ 167,863
Additions during the year	18,053	-	14,614	32,667
Exchange adjustment	(161)	(785)	(7)	(953)
As at December 31, 2012	46,361	137,386	15,830	199,577
Additions during the period	17,070	-	1,444	18,514
Exchange adjustment	2,834	8,399	968	12,201
As at September 30, 2013	$ 66,265	$ 145,785	$ 18,242	$ 230,292

Accumulated depreciation
As at January 1, 2012	$ 16,241	$ 130,920	$ 1,223	$ 148,384
Depreciation for the year	15,383	4,257	7,262	26,902
Exchange adjustment	229	(655)	145	(281)
As at December 31, 2012	31,853	134,522	8,630	175,005
Depreciation for the period	10,775	2,302	1,841	14,918
Exchange adjustment	2,299	8,299	588	11,186
As at September 30, 2013	$ 44,927	$ 145,123	$ 11,059	$ 201,109

Net book value
As at January 1, 2012	$ 12,228	$ 7,251	$ -	$ 19,479
As at December 31, 2012	$ 14,508	$ 2,864	$ 7,200	$ 24,572
As at September 30, 2013	$ 21,338	$ 662	$ 7,183	$ 29,183

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES

	Portugal					Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -		$ -	$ -	$ 1,336,049
Additions during the period	-	-	-	-	-	-	-	-	143,155	-	-	143,155
As of September 30, 2013	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$ 1,479,204

Mineral exploration expenses for the nine months ended September 30, 2013
Concession fees and taxes	$ 9	$ 25,297	$ 10,113	$ 8,987	$ 46,030	$ 1,348	$ 1,348	$ -	$ 162	$ -	$ -	$ 93,294
Geology work	-	-	-	-	-	811	811	541	2,705	33,326	(5,212)	32,982
Insurance	-	2,608	221	-	-	243	647	54	475	642	-	4,890
Office and administrative fees	634	37,136	7,907	501	5,793	-	278	-	81	139	-	52,469
Rent	-	87,448	6,040	370	-	741	3,346	741	741	3,346	-	102,773
Salaries	2,583	1,278,966	323,469	81,099	211,769	8,144	37,278	9,462	13,152	17,879	-	1,983,801
Site costs	217	16,926	18,100	941	6,751	83	5,233	183	7,118	2,535	-	58,087
Travel	151	47,210	14,299	4,759	10,331	-	2,933	192	188	3,591	-	83,654
Advances from optionee	-	(1,328,374)	(381,033)	(44,756)	-	-	-	-	-	-	-	(1,754,163)
	$ 3,594	$ 167,217	$ (884)	$ 51,901	$280,674	$ 11,370	$ 51,874	$ 11,173	$ 24,622	$ 61,458	$ (5,212)	$ 657,787
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ -	$ 1,255	$ -	$ 8,116
Concession fees and taxes	52,846	81,280	128,921	8,987	81,109	10,078	12,790	7,990	4,504	21,752	4	410,261
Geology work	-	-	-	-	-	52,790	97,813	55,733	13,007	184,811	193,998	598,152
Insurance	-	4,778	343	-	-	1,681	4,232	1,985	1,137	6,161	-	20,317
Legal and accounting	-	296	-	-	-	-	-	-	-	-	-	296
Office and administrative fees	10,504	97,353	15,490	501	9,298	493	4,953	3,266	2,318	7,419	5,255	156,850
Rent	7,257	167,371	9,560	370	-	2,188	11,761	8,535	2,634	18,990	-	228,666
Salaries	777,539	3,417,625	836,069	81,099	390,209	64,661	156,970	74,211	25,301	199,301	7,064	6,030,049
Site costs	22,384	68,792	34,434	941	9,268	27,204	123,695	10,096	36,012	28,472	-	361,298
Travel	29,717	139,778	34,111	4,759	19,414	-	2,933	2,411	188	3,591	-	236,902
Advances from optionee	-	(4,081,448)	(930,330)	(44,756)	-	-	-	-	-	-	-	(5,056,534)
	$ 900,247	$ (104,175)	$128,598	$ 51,901	$509,298	$162,387	$ 418,716	$164,227	$ 85,101	$471,752	$206,321	$ 2,994,373

                                             See notes to the condensed consolidated interim financial statements 11

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

5. EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

	Portugal					Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2012	$ 876,507	$ -	$ -	$ -	$ -	$ -	$ -	$ -		$ -	$ -	$ 876,507
Additions during the year	220,333	167,920	71,289	-	-	-	-	-		-	-	459,542
As of December 31, 2012	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 1,336,049

Mineral exploration expenses for the year ended December 31, 2012
Concession fees and taxes	$ 40,985	$ 42,821	$ 29,235	$ -	$ 33,580	$ 3,266	$ 5,654	$ 1,799	$ 2,691	$ 6,645	$ 4	$ 166,680
Geology work	-	-	-	-	-	14,440	31,153	21,011	10,302	41,633	167,243	285,782
Insurance	-	2,170	122	-	-	257	771	257	662	1,563	-	5,802
Office and administrative fees	1,460	48,379	4,117	-	2,197	13	428	457	2,237	2,089	4,572	65,949
Rent	514	79,923	3,238	-	-	609	3,869	3,994	1,893	6,629	-	100,669
Salaries	46,908	1,741,431	364,854	-	108,256	6,522	35,394	29,594	12,149	84,784	7,064	2,436,956
Site costs	1,535	31,470	9,235	-	1,596	637	2,947	2,035	28,893	7,280	-	85,629
Travel	1,913	53,018	10,238	-	3,315	-	-	-	-	-	-	68,484
Advances from optionee	-	(2,477,322)	(371,026)	-	-	-	-	-	-	-	-	(2,848,348)
	$ 93,315	$ (478,110)	$ 50,013	$ -	$148,944	$ 25,744	$ 80,216	$ 59,147	$ 58,828	$150,623	$178,883	$ 367,603
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -		$ 1,255	$ -	$ 8,116
Concession fees and taxes	52,837	55,983	118,808	-	35,079	8,730	11,442	7,990	4,342	21,752	4	316,967
Geology work	-	-	-	-	-	51,979	97,002	55,192	10,302	151,485	199,210	565,170
Insurance	-	2,170	122	-	-	1,438	3,585	1,931	662	5,519	-	15,427
Legal and accounting	-	296	-	-	-	-	-	-	-	-	-	296
Office and administrative fees	9,870	60,217	7,583	-	3,505	493	4,675	3,266	2,237	7,280	5,255	104,381
Rent	7,257	79,923	3,520	-	-	1,447	8,415	7,794	1,893	15,644	-	125,893
Salaries	774,956	2,138,659	512,600	-	178,440	56,517	119,692	64,749	12,149	181,422	7,064	4,046,248
Site costs	22,167	51,866	16,334	-	2,517	27,121	118,462	9,913	28,894	25,937	-	303,211
Travel	29,566	92,568	19,812	-	9,083	-	-	2,219	-	-	-	153,248
Advances from optionee	-	(2,753,074)	(549,297)	-	-	-	-	-	-	-	-	(3,302,371)
	$ 896,653	$ (271,392)	$129,482	$ -	$228,624	$151,017	$ 366,842	$153,054	$ 60,479	$410,294	$211,533	$ 2,336,586

                           See notes to the condensed consolidated interim financial statements 12

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal

The Company, through its 100% holding in MAEPA, holds nine exploration licenses in Portugal, spread from the north to the south in the country. The licenses have been issued to MAEPA by the government of Portugal, and are as follows:

*

Marateca

*

Alvalade

*

Covas

*

Arga

*

Alvito

*

Arcas

*

Candedo

*

Sabroso

*

Sines

Licenses have varying work commitments, as approved by the government of Portugal, and all licenses carry a 3% NSR, payable to the government of Portugal.

Marateca:

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $220,333 to the Marateca property. Refer to note 6(b)(ii).

Alvalade:

On June 3, 2011, the Company signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration on the Alvalade project   Antofagasta completed a US$300,000 initial study of the project.  Upon successful completion of the initial study, on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years.  After exercise of the first option, Antofagasta will be granted a further option to acquire an additional 24% interest in the project, for an aggregate 75% undivided interest, by completing and delivering a Feasibility Study on the project to the Company within five years.  The Company operates the joint venture through the first option period.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $167,920 to the Alvalade property. Refer to note 6(b)(ii).

As of September 30, 2013, Antofagasta had forwarded a total of $4,208,327 (US$4,189,000) for the Alvalade property, including the US$300,000 for the initial study of the project. The Company held $126,879 (€91,149) on behalf of Antofagasta to be spent on the Alvalade project, which is recorded as restricted cash.  In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Portugal (Continued)

Covas:

On May 18, 2011, the Company signed an agreement to option out the Covas Tungsten Project to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) is a firm commitment and must be spent by March 20, 2012. Blackheath can then earn an additional 19% by spending an additional €700,000 by March 20, 2014.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 20, 2016.

In April 2012, the Company purchased the remaining 10% interest in MAEPA and allocated $71,289 to the Covas property. Refer to note 6(b)(ii).

As of September 30, 2013, Blackheath had forwarded a total $1,054,042 (€805,505) for the Covas property. The Company held $123,712 (€88,873) on behalf of Blackheath to be spent on the Covas property, which is recorded as restricted cash.

On November 18, 2013, Blackheath forwarded an additional $147,000 (€103,475) for the Covas Joint Venture.  Blackheath has now contributed €908,979 out of €1 million needed to achieve the 70% vesting level.

Arga:

On May 10, 2013, the Company signed an agreement to option out the Arga Tungsten-Gold Project to Blackheath. Under the terms of the agreement, Blackheath has the option to earn a 51% interest in the project by spending €200,000 in exploration on the project before March 23, 2015, of which €60,000 is a firm commitment and must be spent by March 23, 2014. Blackheath can then earn an additional 19% by spending an additional €800,000 by March 23, 2017.  Blackheath can also earn another 15% for a total interest of 85% by completing a pre-feasibility study (as defined by NI 43-101 regulations) on the property by March 23, 2020.

As of September 30, 2013, Blackheath had forwarded a total $84,473 (€60,000) for the Arga property. The Company held $39,717 (€28,533) on behalf of Blackheath to be spent on the Arga property, which is recorded as restricted cash.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

5.

EXPLORATION AND EVALUATION ASSETS AND MINERAL EXPLORATION EXPENSES (Continued)

Kosovo

The Company, through its 100% holding in Innomatik, holds five exploration licenses in Kosovo:

*

Glavej

*

Kamenica

*

Selac

*

Koritnik

*

Slivovo

The Glavej and Kamenica licenses have been renewed for a third time in 2012.  The Selac license was issued during 2011 for three years and the Koritnik and Slivovo licenses were issued during 2012, respectively.  All licenses carry a work commitment, and there are a 4.5% and 5% NSRs, payable to the government of Kosovo, attached to each of the Koritnik and Slivovo licenses, respectively.

In August, 2013, the Company purchased the remaining 7.5% interest in Innomatik Exploration Kosovo LLC (“Innomatik”) and allocated $143,155 to the Slivovo property. Refer to note 6 (b)(iv).

Germany

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 on exploration to gain an 85% interest in the Oelsnitz Exploration License, which was issued to Beak on January 12, 2012.  There is no royalty attached to the license. Once the Company has earned into the project, the two companies will form a joint venture to explore for gold on the property. As of September 30, 2013, the Company had spent $206,321 (€161,612) on the Oelsnitz property. The Company has completed its 85% earn-in and is working with Beak to set up the joint-venture entity.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES

(a)

Authorized:

At September 30, 2013, the authorized share capital comprised of an unlimited number of common shares.  The common shares do not have a par value.  All issued shares are fully paid.

(b)

Share issuances:

i.

On March 28, 2012, the Company closed a private placement issuing 4,000,000 units at a price of 0.30 per unit for gross proceeds of $1.2 million. Each unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.50 for a period of 24 months. The warrants were being ascribed a value of $587,130.

A total of $55,174 cash finder’s fee was paid and 183,913 finder’s options were issued as part of the financing. In addition, another $33,295 was included in the share issue costs. Each finder’s option can be converted into a unit with the same terms as the financing at $0.30 for a period of 24 months.  The finder’s options were ascribed a value of $32,484. Insiders participated in the offering for a total of 303,667 units.

ii.

On April 30, 2012, a total of 500,000 common shares of the Company at a fair value of $125,000 were issued to the non-controlling interest owner (“NCI owner”) along with a cash payment of $150,000 for purchasing the remaining 10% interest in MAEPA. The common shares of the Company issued to NCI owner will have trading restrictions such that 25% of the shares will be free trading after 6 months, another 25% of the shares after 12 months, another 25% of the shares after 18 months, and the final 25% of the shares after 24 months. The purchase of the 10% interest in MAEPA results in the Company owning 100% of MAEPA. The net purchase price of $459,542 was allocated to three properties in MAEPA (Note 5).

iii.

On October 4, 2012, the Company completed a non-brokered private placement issuing 7,990,000 units at a price of $0.15 per unit for gross proceeds of $1,198,500. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.25 for a period of 36 months. The warrants were being ascribed a value of $985,226.

A total of $40,913 cash finder’s fee was paid and 545,500 finder’s options were issued as part of the financing. In addition, another $26,078 was included in the share issue cost.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.25 for a period of 36 months. The finder’s options were ascribed a value of $73,538.  Insiders participated in the offering for a total of 3,185,000 units.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES (Continued)

(b)

Share issuances: (Continued)

iv.

On August 20, 2013, a total of 450,000 common shares of the Company at a fair value of $47,250 were issued to the non-controlling interest owners (“NCI owners”) for purchasing the remaining 7.5% interest in Innomatik in Kosovo. The purchase of the 7.5% interest in Innomatik results in the Company owning 100% of Innomatik. The net purchase price of $143,155 was allocated to the Slivovo property in Innomatik (Note 5).

v.

On September 25, 2013, the Company completed a non-brokered private placement issuing 6,000,000 units at a price of $0.10 per unit for gross proceeds of $600,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase an additional common share at a price of $0.15 for a period of 36 months. The warrants were being ascribed a value of $509,793.

A total of $14,880 cash finder’s fee was paid and 148,800 finder’s options were issued as part of the financing. In addition, another $24,103 was included in the share issue cost.  Each finder’s option can be converted into a unit with the same term as the financing at a price of $0.10 for a period of 36 months. The finder’s options were ascribed a value of $13,319.  Insiders participated in the offering for a total of 1,570,000 units.

(c)

  Escrow shares

1,300,000 seed shares were placed in escrow in accordance with the escrow agreement dated July 28, 2008. 10% of the escrowed common shares were released on July 13, 2010, upon the completion of the QT. As at September 30, 2013, there were no common shares of the Company held in escrow. The final 195,000 escrow shares were released on July 13, 2013.

(d)

Share Purchase Option Compensation Plan

The Company has established a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant. The exercise price, term and vesting period of each option are determined by the board of directors within regulatory guidelines.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES (Continued)

(d)

Share Purchase Option Compensation Plan: (Continued)

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2012	Granted	Exercised	cancelled	2013
August 28, 2013	$0.20	220,000	-	-	(220,000)	-
July 8, 2015	$0.35	870,000	-	-	(50,000)	820,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017(1)	$0.30	800,000	-	-	(20,000)	780,000
Options outstanding		2,000,000	-	-	(290,000)	1,710,000
Options exercisable		2,000,000	-	-	(290,000)	1,710,000
Weighted average exercise price		$0.31	$Nil	$Nil	0.23	$0.32

(1)

Subsequently, 5,000 stock options expired.

Subsequently, on October 16, 2013, the Company issued 1,550,000 stock options to its directors, officers and consultants to purchase common shares of the Company at an exercise price of $0.10 per share for a period of five years, expiring on October 16, 2018.

As of September 30, 2013, the weighted average contractual remaining life is 2.66 years (December 31, 2012 – 3.09 years).

The weighted average share price during the period of exercises was $nil (2012 - $nil).

The weighted average assumptions used to estimate the fair value of options for the nine months ended September 30, 2013 and 2012 were:

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012

Risk-free interest rate	Nil	1.33 – 1.36%
Expected life	Nil	5 years
Expected volatility	Nil	120.99 - 122.76%
Expected dividend yield	Nil	0%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company’s share purchase options.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES (Continued)

(e)

Finder’s Options

The continuity of finder’s options for the nine months ended September 30, 2013 is as follows:

	Exercise	December 31,		Exercised	Expired	September 30,
Expiry date	price	2012	Issued			2013
March 28, 2014	$0.30	183,913	-	-	-	183,913
October 3, 2015	$0.15	545,500	-	-	-	545,500
September 26, 2016	$0.10	-	148,800	-	-	148,800
Outstanding		729,413	148,800	-	-	878,213
Weighted average exercise price		$0.19	$0.10	$Nil	$Nil	$0.17

As of September 30, 2013, the weighted average contractual remaining life is 1.86 year (December 31, 2012 – 2.37 years).

The weighted average share price during the period of exercises was $nil (2012 - $nil).

The weighted average assumptions used to estimate the fair value of finder’s options for the nine months ended September 30, 2013 and 2012 were:

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Risk-free interest rate	1.43%	1.19%
Expected life	3 years	2 years
Expected volatility	148.06%	121.83%
Expected dividend yield	0%	0%

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

6. CAPITAL AND RESERVES (Continued)

(f)

Warrants

The continuity of warrants for the nine months ended September 30, 2013 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2012	Issued	Exercised	Expired	2013
January 8, 2013	$0.50	5,714,284	-	-	(5,714,284)	-
April 27, 2013	$0.55	625,000	-	-	(625,000)	-
March 28, 2014	$0.50	4,000,000	-	-	-	4,000,000
October 3, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	-	6,000,000	-	-	6,000,000
Outstanding		18,329,284	6,000,000	-	(6,339,284)	17,990,000
Weighted average exercise price		$0.39	$0.15	$Nil	$0.50	$0.27

As of September 30, 2013, the weighted average contractual life is 2.00 year (December 31, 2012 – 1.49 years).

The weighted average share price during the period of exercises was $nil (2012 - $nil).

The weighted average assumptions used to estimate the fair value of warrants for the nine months ended September 30, 2013 and 2012 were:

	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Risk-free interest rate	1.43%	1.19 – 1.42%
Expected life	3 years	1 - 2 years
Expected volatility	148.06%	87.93 - 121.83%
Expected dividend yield	0%	0%

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

7. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$165,798	$Nil	$Nil	$Nil	$36,396	$Nil	$202,194
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the nine months ended September 30, 2012

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$150,969	$Nil	$Nil	$Nil	$34,687	$33,782	$219,438
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$6,223	$6,223

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

7. RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Related party assets / liabilities

Nine months Ended
	Services	September 30, 2013	September 30, 2012	As at	As at
				September 30, 2013	December 31, 2012
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 150,850	$ 155,448	$ 52,080	$ 12,488
Paul W. Kuhn	Consulting, housing allowance, and share-based payment	$ 202,194	$ 219,438	$ 20,785	$ 12,689
Paul L. Nelles (b)	Salaries and share-based payment	$ 29,823	$ 67,684	$Nil	$Nil
Michael Diehl (b)	Salaries and share-based payment	$ 32,785	$ 76,248	$Nil	$Nil
Mineralia (c)	Consulting	$ 206,509	$ 158,801	$ 20,460	$Nil
TOTAL:				$ 93,326	$ 25,177

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are director and exploration manager of Innomatik respectively.

(c)

Mineralia, a private company partially owned by Adriano Barros, the general manager of MAEPA.

8. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for nine months ended September 30, 2013 was based on the loss attributable to common shareholders of $1,258,756 (nine months ended September 30, 2012 – loss of $1,047,251) and a weighted average number of common shares outstanding of 28,744,120 (2012 – 19,139,935).

Diluted loss per share did not include the effect of 1,710,000 share purchase options, 878,213 finder’s options and 17,990,000 warrants for the nine months ended September 30, 2013 (September 30, 2012 – 2,000,000 share purchase options, 183,913 funder’s options and 10,399,284 warrants) as they are anti-dilutive.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

9. FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

 (a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

      Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

As at September 30, 2013, the Company had a cash and cash equivalent and restricted cash balance of $627,210 (December 31, 2012 - $1,041,215) to settle down current liabilities of $552,770 (December 31, 2012 - $274,620).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity. A 1% change in the interest rate, with other variables unchanged, would affect the Company by an annualized amount of interest equal to approximately $2,000 based on the deposits as of September 30, 2013.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

9. FINANCIAL INSTRUMENTS (Continued)

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. A one cent change of the Canadian dollar would affect the Company’s estimated one-year exploration expenditures by $10,000 based on a $1 million program.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	$336,902	$-	$-	$336,902
Restricted cash	$290,308	$-	$-	$290,308
	$627,210	$-	$-	$627,210

10. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

AVRUPA MINERALS LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013 AND SEPTEMBER 30, 2012

(Presented in Canadian Dollars)

(Unaudited)

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

11. SEGMENTED FINANCIAL INFORMATION

The Company operate in one industry segment, being the acquisition and exploration of mineral properties. Geographic information is as follows:

		Year ended
	September 30, 2013	December 31, 2012
Non-current assets
Portugal	$ 1,578,855	$ 1,578,030
Kosovo	145,988	6,253
	$ 1,724,843	$ 1,584,283

	Nine months ended
	September 30, 2013	September 30, 2012
Mineral exploration expenses
Portugal	$ 2,256,665	$ 1,562,991
Kosovo	160,497	263,339
Germany	(5,212)	122,173
	$ 2,411,950	$ 1,948,503

12. BANK GUARANTEES

As of September 30, 2013, the Company had a total of €155,500 ($216,456) (December 31, 2012: €170,500 ($223,662)) of cash pledged for its exploration licenses in Portugal.  The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

13. EVENTS AFTER THE REPORTING PERIOD

•

The Company and Callinan Royalties Corporation (“Callinan”) signed a three-year Exploration Alliance Agreement (the “Agreement”) which calls for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Callinan also has the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

•

On October 10, 2013, the Company closed a financing with Callinan issuing 3,500,000 units at a price of $0.10 per unit for gross proceeds of $350,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 36-month period at a price of $0.15 per common share.

•

On November 20, 2013, the Company and Callinan agreed to have Callinan funding $150,000 towards the exploration at the Alvito license in Portugal in exchange for a 1.5% NSR royalty.